UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cloudera, Inc.

File No. 333-217071 - CF#34649

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Cloudera, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 31, 2017.

Based on representations by Cloudera, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.08	through May 31, 2021
Exhibit 10.09	through November 30, 2027
Exhibit 10.10	through July 1, 2022
Exhibit 10.13	through May 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary